PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 1.910/ 472 /2006

Finance Department
Tel. 0-2537-4512/0-2537-4611

December 15, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Results of Appraisal well in Vietnam 16-1 Project.

Reference is made to PTTEP Hoang Long Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 28.5% participation interest in the Vietnam 16-1 project, and the other partners; Petrovietnam Exploration and Production Company, SOCO Vietnam Limited and OPECO Vietnam Limited with 41%, 28.5% and 2% interests respectively.

PTTEP wishes to report the result of the appraisal well TGT-5X spudded on November 7, 2006 in the Te Giac Trang structure. The well was drilled to a total depth of 3,405 meters. Two drill stem tests were conducted. The preliminary results show that the first test indicated crude oil rate of approximately 7,000 barrels per day. The second test is still underway with initial crude oil rate of approximately 7,300 barrels per day.

This TGT-5X discovery represents a successful appraisal result of additional petroleum potential of the Vietnam 16-1 Project.

Yours sincerely,

Maroot Mrigadat

President